Exhibit 99.1

XPENG Announces Vehicle Delivery Results for November 2023

•	New monthly record of 20,041 vehicles delivered in November 2023, a 245% increase year-over-year

GUANGZHOU, China – Dec. 1, 2023 – XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for November 2023.

In November 2023, XPENG delivered 20,041 Smart EVs, representing a 245% increase year-over-year and surpassing monthly deliveries of 20,000 for the second straight month. XPENG G6’s November deliveries reached 8,750 units, remaining the top-selling electric SUV model in the RMB200,000-250,000 price range. XPENG’s vehicle deliveries have grown month-over-month for the past 10 consecutive months, reaching a year-to-date total of 121,486 units and surpassing total deliveries for the entire year of 2022.

On November 17, 2023, XPENG officially showcased the X9, its all-new flagship model built upon SEPA2.0 architecture, at Auto Guangzhou 2023, with presale pricing starting from RMB388,000. As another strategic product based on SEPA2.0, the X9 boasts XPENG’s full stack of cutting-edge smart EV technologies developed in-house. It comes with active rear-wheel steering as standard, along with a spacious, unparalleled third-row seating experience, ushering in the next generation of ultra-smart large electric 7-seater models. The addition of the X9 strengthens XPENG’s growing lineup of Smart EVs across multiple vehicle segments.

On November 28, 2023, XPENG brought G9, G6 and P7i owners an even more advanced driving experience with the latest OTA updates delivered through its smart cockpit operating system, Xmart OS 4.4.0. As China’s first automaker to bring drivers mass-produced high-level ADAS for urban areas, XPENG has once again pioneered the domestic EV industry with the latest OTA update of its next-gen XNGP ADAS that operates independently of HD map coverage in urban areas - a feature now available in more than 20 cities across China. This marks a giant leap forward for XNGP ADAS technology, placing XPENG ahead of the industry curve.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems, including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.